As filed with the Securities and Exchange Commission on July 10, 2002

Registration No. 333-89418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13 (e)(1) of the
Securities Exchange Act of 1934

(Amendment No. 5)

MICRO GENERAL CORPORATION
(Name of Subject Company)

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
(Names of Filing Person — Offeror)

Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

594838302
(Cusip Number of Class of Securities)

Patrick F. Stone
Chief Executive Officer
Fidelity National Information Solutions, Inc.
4050 Calle Real
Santa Barbara, California 93110
(805) 696-7000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)

With copies to:

C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth,
a Professional Corporation
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660
(949) 725-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$403,861,166.84	$37,155.23

*	Estimated solely for the purpose of calculating the filing fee, based on the product of (i) $19.16, the average of the high and low prices of Micro General Corporation common stock as reported on The Nasdaq National Market on May 23, 2002 and (ii) the expected maximum number of shares of common stock of Micro General Corporation that may be acquired in the exchange offer and merger (based on the 15,810,203 shares of MGEN common stock outstanding on May 6, 2002, as reported by Micro General Corporation on its Quarterly Report on Form 10-Q for the period ended March 31, 2002, plus 4,042,746 shares of MGEN common stock issuable upon the exercise of stock options outstanding on May 6, 2002, 646,250 shares of MGEN common stock issuable upon the exercise of warrants outstanding on May 6, 2002 and 579,150 shares of MGEN common stock issuable upon conversion of convertible promissory notes outstanding on May 6, 2002) to which this Tender Offer Statement relates.

**	0.0092% of the Transaction Value.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,155.23 Form or Registration No.: Form S-4/A	Filing Party: Fidelity National Information Solutions, Inc. Date Filed: June 28, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Items 1 through 11.
Item 12.Exhibits.
SIGNATURE

     This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO as initially filed on May 30, 2002 (as previously amended and as amended hereby, the “Schedule TO”) by Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS”). This Schedule TO relates to the offer by FNIS to exchange shares of common stock, par value $0.001 per share, of FNIS for each outstanding share of common stock, par value $0.05 per share (the “Shares”), of Micro General Corporation, a Delaware corporation (“MGEN”), upon the terms and subject to the conditions set forth in the Prospectus, dated June 28, 2002 (the “Prospectus”), and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

         The Offer expired at 5:00 p.m., New York City time, on July 9, 2002. Prior to the expiration of the Offer, MGEN stockholders tendered a total of 17,355,228 shares (including 757,855 shares subject to guaranteed delivery) of MGEN common stock, all of which were accepted for exchange by FNIS, which represents approximately 94% of all the outstanding shares of MGEN common stock (other than treasury stock). A copy of FNIS’s press release regarding FNIS’s acceptance of these tendered shares is set forth as exhibit (a)(19) to this Schedule TO and incorporated by reference in its entirety.

Items 1 through 11.

     The information set forth in the Prospectus dated June 28, 2002 and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO and supercedes the information previously incorporated by reference with respect to those items.

Item 12.   Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(19)	Press Release of Fidelity National Information Solutions, Inc. issued on July 10, 2002, announcing closing of Micro General merger (incorporated by reference to the filing on July 10, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.

By: /s/ Neil A. Johnson

Name: Neil A. Johnson Title: EVP and Chief Financial Officer

Dated: July  10, 2002

EXHIBIT INDEX

Exhibit	Description
(a)(19)	Press Release of Fidelity National Information Solutions, Inc. issued on July 10, 2002, announcing closing of Micro General merger (incorporated by reference to the filing on July 10, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended).